press release

ArcelorMittal announces the publication of full-year 2017 EBITDA sell-side analysts’ consensus figure

19 January 2018 - ArcelorMittal has today announced the publication of full-year 2017 EBITDA sell-side analysts’ consensus figure.

The consensus figure is based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figure below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of between 20-25 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
FY 2017	17	$8,315

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the group consensus outlined above are the following:

•	ABN Amro – Philip Ngotho
•	Bank of America Merrill Lynch - Cedar Ekblom
•	Citi - Ephrem Ravi
•	Clarkson Platou Securities - Lee McMillan
•	Commerzbank - Ingo-Martin Schachel
•	Cowen - Novid Rassouli
•	Credit Suisse - Michael Shillaker
•	Deutsche Bank - Bastian Synagowitz
•	Exane - Luc Pez
•	Grupo Santander – Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	ING - Stijn Demeester
•	Jefferies International – Seth Rosenfeld
•	Kepler Cheuvreux – Rochus Brauneiser
•	Morgan Stanley - Alain Gabriel
•	Société Générale – Christina Georges
•	UBS – Carsten Riek

Disclaimer
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/